                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

                                      Northrop Grumman Corporation
                                      Public Information
                                      1840 Century Park East
                                      Los Angeles, California
                                      90067-2199
                                      Telephone  310-553-6262
                                      Fax  310-556-4561


                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN EXTENDS OFFER
FOR ALL OUTSTANDING SHARES OF TRW INC.

     LOS ANGELES -- June 14, 2002 -- Northrop Grumman Corporation (NYSE: NOC) today announced that it has extended the expiration of its pending exchange offer for all outstanding shares of common and preferred stock of TRW Inc. (NYSE: TRW) from June 14, 2002, to Friday, June 21, 2002, at midnight EDT.

     Approximately 2,562,714 shares of TRW common stock of which 2,472 shares are subject to guaranteed delivery; 1,719 shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 of which 26 shares are subject to guaranteed delivery; and 3,801 shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 had been tendered to Northrop Grumman as of 5:00 p.m. EDT on June 14, 2002. The tendered shares are subject to validation by TRW's transfer agent.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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NORTHROP GRUMMAN EXTENDS OFFER
FOR ALL OUTSTANDING SHARES OF TRW INC.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

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